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                       [THE BLACKSTONE GROUP LETTERHEAD]


                                                              December 11, 1996

Board of Directors
Square Industries, Inc.
921 Bergen Avenue
Jersey City, NJ 07036

Dear Sirs:

The Opinion Letter attached hereto as Exhibit A (the "Opinion Letter") was issued with respect to the fairness, from a financial point of view, to the holders, excluding shares as to which dissenters' rights have been properly exercised, of the common stock, par value $0.01 per share (the "Shares"), of Square Industries, Inc., (the "Company") of the consideration to be received by the holders in connection with (a) the proposed tender offer (the "Offer") by Central Parking System -- Empire State, Inc. (the "Acquisition Sub"), a wholly-owned subsidiary of Central Parking Corporation (the "Parent"), for all outstanding Shares at a price equal to $28.50 per Share, in cash, plus an additional amount placed into escrow, as more fully set forth in the Agreement (defined below) (the "Consideration"), and (b) the proposed merger of the Acquisition Sub with and into the Company pursuant to the Merger Agreement (the "Agreement") dated as of December 6, 1996 among the Company, the Parent and the Acquisition Sub (the "Merger", and together with the Offer, the "Transaction"), pursuant to which all Shares remaining outstanding, other than Shares owned by the Parent, the Acquisition Sub or their affiliates, or Shares as to which dissenters' rights have properly been exercised, will be converted into the right to receive an amount in cash equal to the Consideration. We authorize you to file the Opinion Letter as an exhibit to the Company's 14D-9 filing in response to the Parent's 14D-1 filing in connection with the Transaction. In authorizing you to file the Opinion Letter, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission.

Except as indicated in the paragraph above, this letter does not constitute an authorization to disclose publicly, or make available to any third party, in any other circumstance such Opinion Letter without our prior written approval.

                                        Very truly yours,

                                        /s/ THE BLACKSTONE GROUP
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                       [THE BLACKSTONE GROUP LETTERHEAD]

                                                                      EXHIBIT A

Board of Directors
Square Industries, Inc.
921 Bergen Avenue
Jersey City, NJ 07306

Dear Sirs:

You have asked our opinion with respect to the fairness, from a financial point of view, to the holders, excluding shares as to which dissenters' rights have properly been exercised, of the common stock, par value $0.01 per share (the "Shares"), of Square Industries, Inc. (the "Company") of the consideration to be received by such holders in connection with (a) the proposed tender offer (the "Offer") by Central Parking System -- Empire State, Inc. (the "Acquisition Sub"), a wholly-owned subsidiary of Central Parking Corporation (the "Parent"), for all outstanding Shares at a price equal to $28.50 per Share, in cash, plus an additional amount placed into escrow, as more fully set forth in the Agreement (defined below) (the "Consideration"), and (b) the proposed merger of the Acquisition Sub with and into the Company pursuant to the Merger Agreement (the "Agreement") dated as of December 6, 1996 among the Company, the Parent and the Acquisition Sub (the "Merger", and together with the Offer, the "Transaction"), pursuant to which all Shares remaining outstanding, other than Shares owned by the Parent, the Acquisition Sub or their affiliates, or Shares as to which dissenters' rights have properly been exercised, will be converted into the right to receive an amount in cash equal to the Consideration. The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have reviewed and analyzed: (i) the terms of the Agreement and certain related documents, including the Escrow Agreement, Agreement to Support the Transaction, and Confidentiality and Noncompete Agreement; (ii) certain publicly available information concerning the business, financial condition, assets and operations of the Company which we believe to be relevant to our inquiry; (iii) certain publicly available information relating to financial markets and industry and economic conditions; and (iv) certain financial and other information, including financial forecasts, with respect to the business operations, assets, financial condition and prospects of the Company furnished to us by the Company that is not publicly available. We have met with management of the Company to discuss the business, operations, assets, financial condition, history and prospects of the Company's business.

In conducting our analysis, we have also considered (i) certain publicly available and other information concerning the trading of, and the trading market for, the Shares; (ii) the historical and current financial position and the historical and projected cash flows and results of operations of the Company; (iii) publicly available historical and current financial information and stock price data with respect to certain public companies with operations that we considered comparable to those of the Company or otherwise considered relevant; (iv) the financial terms of certain business combination transactions involving companies with operations that we considered comparable to the Company; and
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(v) the appraised and book values of the Company's owned real estate. In addition to the foregoing, we have conducted such other studies, analyses and investigations as we have deemed appropriate in arriving at our opinion.

In the course of our investigation, we have relied upon, and have assumed the accuracy and completeness of, all of the foregoing information, and we have not assumed any responsibility for independent verification of any such information. We have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate, incomplete or misleading. With respect to financial forecasts of the Company, we have relied upon the Company's assurances that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We express no view as to such financial forecasts or the assumptions on which they are based. We have made a limited physical inspection of the properties and facilities of the Company, but have not made an independent appraisal of the assets of the Company. We reviewed independent appraisals of the Company's owned real estate and have assumed that these appraisals were prepared on a reasonable basis. (We note that these appraisals on the majority of the Company's owned real estate were prepared in 1994.) Our opinion is necessarily based upon business, market, economic, regulatory and other conditions as they exist on, and can be evaluated as of, the date hereof.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, including for rendering this opinion, which is in part contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Shares pursuant to the Agreement is fair to such holders from a financial point of view.

This opinion is for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to any third party without prior written approval. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such a stockholder should respond to the Offer or otherwise take any other action with respect to the Transaction.

                                        Very truly yours,

                                        The Blackstone Group